LFTD Partners Inc.

4227 Habana Avenue

Jacksonville, FL 32217

August 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo; Edwin Kim

Re: LFTD Partners Inc.

Registration Statement on Form S-1

File No. 333-232985

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LFTD Partners Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-232985), as amended, so that it may become effective at 4:10 p.m. Eastern time on August 26, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact David S. Hunt, Esq., counsel to the Company, at (801) 355-7878, to provide notice of effectiveness, or if you have any other questions regarding this matter.

Very truly yours,

LFTD PARTNERS INC.

By:	/s/ Gerard M. Jacobs
Name: Gerard M. Jacobs
Title: Chief Executive Officer